JOINT VENTURE PURCHASE AGREEMENT

This JOINT VENTURE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 19th day of December 2006 by Jinpan International Limited, a British Virgin Island corporation (the “Buyer”), and Haikou Jinpan Special Transformer Works, a People’s Republic of China corporation registered in Haikou, Hainan Province (the “Seller”).

WHEREAS, the Seller beneficially owns 15% of the joint venture interest (the “JV Interests”) and the Buyer owns 85% of the joint venture interest in Hainan Jinpan Electric Company Limited (the “Company”), formerly known as Hainan Jinpan Special Transformer Works, a Sino-Foreign Cooperative Joint Venture Company formed by the Buyer and the Seller, as documented in the Memorandum of Association of and the Contract for the Establishment of the Company; and

WHEREAS, the Company conducts all of the activities of the Seller in the power distribution equipment and all similar businesses;

WHEREAS, the Seller does not receive any income from the power distribution equipment business other than from the Company; and

WHEREAS, the Seller desires to sell to the Buyer and the Buyer desires to purchase from the Seller the JV Interests, representing all of the Seller’s interest in the Company on the terms set forth herein.

NOW THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and upon the terms and subject to the conditions hereinafter set forth, the parties hereby agree as follows:

ARTICLE 1

Sale of Joint Venture Ownership Interest

1.1.
Joint Venture Ownership Interest to be Sold. The Seller shall offer to sell, assign, and transfer to the Buyer the JV Interests, which constitutes all of the Seller’s interests, rights and benefits in the Company.

1.2.	Manner of Sale.

(a)
On the Closing Date (defined in Article 4), the Buyer shall purchase from the Seller and Seller shall sell, assign, transfer, and convey to the Buyer the JV Interests, in exchange for the Purchase Price (defined in Article 3).

(b)
At the Closing, the Seller shall deliver to the Buyer documentation representing the JV Interests transferred to the Buyer, which are required to be delivered or are otherwise deliverable by the Seller pursuant hereto.

ARTICLE 2

Assumption of Liabilities

2.1. Liabilities Assumed by the Buyer. The Buyer shall assume only liabilities and obligations under contracts and other agreements to which the Company is a party or by or to which it or its assets, properties or rights are bound or subject.

2.2. Liabilities Not Assumed by Buyer. Anything in this Agreement to the contrary notwithstanding, the Seller shall be responsible for all of its liabilities and obligations not hereby expressly assumed by the Buyer and the Buyer shall not assume, or in any way be liable or responsible for, any liabilities or obligations of the Seller, including, without limitation, (1) liabilities not relating to the business of the Company, (2) liabilities relating to any and all debt of the Seller whether or not related to the business of the Company, (3) liabilities relating to any and all of the Seller’s employees’ benefits, including but not limited to severance pay, pension benefits, insurance and social security payments; and (4) tax liabilities, including, without limitation, value added tax, income, excise, sales, use, gross receipts, franchise, employment, payroll or property relating to the Seller or arising out of the transactions contemplated by this Agreement.

ARTICLE 3

Payment

3.1. Payment. On the Closing Date, the Buyer shall pay to the Seller eleven million US dollars ($11,000,000.00) (the “Purchase Price”) in full payment for the JV Interests.

3.2. Wire Instructions: Business Days. Payments to be made hereunder shall be made by wire transfer in immediately available funds to the Seller to such account as the Seller shall direct. The amounts to be transferred by wire at each Closing to the Seller and the appropriate wire instructions are set forth in Exhibit A. Any such payment to be made or caused to be made on a day that is not a business day shall be made on the first business day immediately following such day.

ARTICLE 4

Closing

4.1. Closing.

(a)
Except as otherwise mutually agreed upon by the Seller and the Buyer, the consummation of the transactions for the JV Interests (the “Closing”) will occur on or about January 5, 2007 (the “Closing Date”).

(b)
The Closing will be held at the office of the Buyer at 4-1 No. 100 Nanhai Ave., Jinpan Development Area, Haikou, Hainan, People’s Republic of China or at such other place as shall be agreed upon by the Buyer and Seller, at 10:00 am local time.

ARTICLE 5

Representations and Warranties of the Buyer

The Buyer hereby makes the following representations and warranties to the Seller, each of which is true and correct on the date hereof, and will remain true and correct up to and including the Closing Date.

5.1. Organization and Standing. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands, and is duly qualified as a foreign corporation to do business in the Hainan Province of the People’s Republic of China and have the requisite corporate power and authority to purchase the JV Interests and to carry on the business of the Company as it is now being conducted.

5.2. Authorization and Binding Obligation. The Buyer has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by the Buyer, and, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

5.3. Litigation and Compliance with Law. There is no litigation suit, claim, action, administrative, arbitration or other proceeding, or petition, complaint or, investigation pending, or to the best of the Buyer’s knowledge, threatened before any court or governmental body against the Buyer or any of its affiliates that individually or in the aggregate, has had, or could reasonably be expected to have, a material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Buyer, whether or not arising in the ordinary course of business (a “Buyer Material Adverse Effect”). There is no violation of any law, regulation, or ordinance or any other requirement of any governmental body or court which would have a Buyer Material Adverse Effect.

5.4. Investment Intent. The Buyer is acquiring the JV Interests solely for its own account and not with a view to sale or distribution thereof in violation of any securities laws. The Buyer acknowledges that the JV Interests are restricted securities under the Securities Act of 1933, as amended, and cannot be sold, transferred, or conveyed without proper registration or an exemption from registration under the Securities Act of 1933, as amended.

5.5. Absence of Conflicting Agreements or Required Consents. The execution, delivery and performance of this Agreement by the Buyer: (i) does not require the consent of any third party; (ii) will not violate any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority to which the Buyer is a party; and (iii) will not, either alone or with the giving of notice or the passage of time, or both, conflict with or constitute grounds for termination of or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, instrument, license or permit to which the Buyer is now subject.

ARTICLE 6

Representations and Warranties of the Seller

The Seller hereby makes the following representations and warranties to the Buyer, each of which is true and correct on the date hereof, shall remain true and correct to and including the Closing Date.

6.1. Organization and Standing. The Seller is an entity duly organized, validly existing and in good standing under the laws of the People’s Republic of China, and at the Closing will have the requisite corporate power and authority to sell the JV Interests.

6.2. Authorization and Binding Obligation. The Seller has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by the Seller, and, assuming the due authorization, execution and delivery of this Agreement by Buyer, constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

6.3. Litigation and Compliance with Law. There is no litigation suit, claim, action, administrative, arbitration or other proceeding, or petition, complaint or, investigation pending, or to the best of the Seller’s knowledge, threatened before any court or governmental body against the Seller or any of its affiliates that individually or in the aggregate, has had, or could reasonably be expected to have, a material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Seller, whether or not arising in the ordinary course of business (a “Material Adverse Effect”). There is no violation of any law, regulation, or ordinance or any other requirement of any governmental body or court which would have a Material Adverse Effect.

6.4. No other Interests. Other than through the Company, the Seller directly or indirectly, individually or with others does not own, manage, operate, control, participate in, perform consultation services for, and is not connected in any manner with the ownership, management, operation or control of any business similar to, or competitive with, the business of the Company or any of its affiliates or subsidiaries. All activities of the Seller in the business of power distribution equipment is conducted by the Company.

6.5. Ownership of the JV Interests: Title. The Seller is the beneficial owner of all of the JV Interests which represent a 15% joint venture interest in the Company. The Seller has not received any notice of any adverse claim to the ownership of the JV Interests, does not have any reason to know of any such adverse claim and is not aware of existing facts that would give rise to any adverse claim to the ownership of the JV Interests. The sale and delivery of the JV Interests to the Buyer pursuant to this Agreement shall vest in the Buyer legal and valid title to the JV Interests, free and clear of all liens, security interests, adverse claims or other encumbrances of any character whatsoever (“Encumbrances”), other than Encumbrances created by the Buyer and restrictions on resale of the JV Interests under applicable securities laws.

6.6. Absence of Conflicting Agreements or Required Consents. The execution, delivery and performance of this Agreement by the Seller: (i) does not require the consent of any third party; (ii) will not violate any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority to which the Seller is a party or by which the Seller or the JV Interests are bound; (iii) will not, either alone or with the giving of notice or the passage of time, or both, conflict with, constitute grounds for termination of or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, instrument, license or permit to which the Seller or the JV Interests are now subject, and (iv) will not result in the creation of any lien, charge or Encumbrance on any of the JV Interests.

6.7. Continuation of the Company’s Business. The Seller does not know of any reason whatsoever why the consummation of the transactions contemplated hereby would adversely affect the Company’s enjoyment of all its material benefits, rights, title and interest under any and all of its contracts.

6.8. No Other Agreements to Sell the JV Interests. The Seller has no legal obligation, absolute or contingent, to sell the JV Interests or to enter into any option, warrant or other agreement with respect thereto.

ARTICLE 7

Covenants of the Buyer

7.1. Notification. To the best of its knowledge, the Buyer shall notify the Seller of any litigation, arbitration or administrative proceeding pending or, to its knowledge, threatened against the Buyer or its affiliates which challenges the transactions contemplated hereby.

ARTICLE 8

Covenants of the Seller

8.1. Covenants Against Competition

8.1.1. Non-Compete. From the date hereof until January 5, 2010 (the “Restricted Period”), the Seller, the shareholder of the Seller and/or their affiliates shall not in the People’s Republic of China, directly or indirectly:
a. engage in the business of selling power distribution equipment, which includes but is not limited to the sales of transformers, substations, reactors, and switchgears (the “Restricted Activity”);
b. assist any person in conducting the Restricted Activity;
c. interfere with business relationships (whether formed heretofore or hereafter) between the Buyer and the Company’s customers or suppliers.
The Seller and its shareholders agree that, in the event of a breach or threatened breach by the Seller or its shareholders of this subsection, the Buyer shall be entitled to seek injunctive relief restraining the breaching party from engaging in the Restricted Activity. Nothing hereunder, however, shall be construed as prohibiting the Buyer from pursuing any other remedies available to it in law or in equity.

8.1.2. Confidential Information. During and after the Restricted Period, the Seller and its affiliates, jointly and severally, shall keep secret and retain in strictest confidence, and shall not use for the benefit of themselves or others, all confidential matters relating to the business of the Company and to the Buyer and its affiliates, including, but not limited to, trade secrets of the Company, customer lists, subscription lists, details of author or consultant contracts, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, business acquisition plans, technical processes, designs and design projects, invention and research projects and other business affairs relating to the Company’s business and the business of the Buyer and shall not disclose such to anyone outside of the Buyer and its affiliates; provided, however, this covenant will not apply to any information which is or becomes generally available to the public other than as a result of disclosure by the Seller or it affiliates.

8.2. Notification. The Seller shall notify the Buyer of any material litigation, arbitration or administrative proceeding pending or, to their knowledge, threatened against the Seller or the Company which challenges the transactions contemplated hereby.

8.3. No Shopping. From and after the date hereof until the termination of the Agreement in accordance with its terms, neither the Seller or any representative or agent of the Seller shall directly or indirectly solicit or knowingly encourage, including by way of furnishing information, the initiation of any inquiries or proposal regarding, or engage in any discussions or enter into any agreements regarding the sale, transfer, or imposition of any other encumbrance on the JV Interests.

ARTICLE 9

Joint Covenants

The Buyer, the Seller and the Company covenant and agree that between the date hereof and the Closing Date, each shall act in accordance with the following:

9.1. Confidentiality. The Buyer, the Seller and the Company shall each keep confidential all information obtained by it or them with respect to the other in connection with this Agreement and the negotiations preceding this Agreement, and will use such information solely in connection with the transactions contemplated by this Agreement, and if the transactions contemplated hereby are not consummated for any reason, each shall return promptly to the other, without retaining a copy thereof, any schedules, documents or other written information obtained from the other in connection with this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, no party shall be required to keep confidential or return any information which: (i) is known or available through other lawful sources, not bound by a confidentiality agreement with the disclosing party; (ii) is or becomes publicly known through no fault of the receiving party or its agents; (iii) is required to be disclosed pursuant to an order or request of a judicial or governmental authority or because of the rules and regulations of the Securities and Exchange Commission (the “SEC”) (provided the other parties are given reasonable prior notice and a reasonable opportunity to object or seek exemption from such order, request or regulations); or (iv) is developed by the receiving party independently of the disclosure by the disclosing party. The Company and the Seller hereby acknowledges that the Buyer is a reporting person under the rules and regulations of the SEC and will be required, upon the execution of this Agreement, to disclose and file this Agreement with its regularly required SEC reports.

9.2. Cooperation. The Buyer, the Seller and the Company shall cooperate fully with each other in taking any actions, including actions to obtain the required consent of any governmental instrumentality or any third party, necessary or helpful to accomplish the transactions contemplated by this Agreement; provided, however, that no party shall be required to take any action which would have a material adverse effect upon it or any affiliated entity.

9.3. Publicity. The Seller, the Company and the Buyer agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by such party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by law or the rules or regulations of the British Virgin Islands, the People’s Republic of China, and the United States or any United States securities exchange on which the securities of the Buyer is transacted.

ARTICLE 10

Conditions of Closing by the Buyer

The obligations of the Buyer hereunder are, at its option, subject to satisfaction, at or prior to the Closing Date, of each of the following conditions:

10.1. Governmental Consents. The Seller, and the Company shall have made all the filings necessary under the laws of the British Virgin Islands, the United States and the People’s Republic of China and all applicable waiting periods with respect to each such filing (including extensions thereof) shall have expired or been terminated.

10.2. Adverse Proceedings. No order, decree or judgment of any court, agency or other governmental authority shall have been rendered against any party hereto which would render it unlawful, as of the Closing Date, to effect the transactions contemplated by this Agreement in accordance with its terms.

10.3. Delivery of Seller’s Documents. At or prior to the Closing Date, the Seller or Seller’s counsel or other authorized representative shall deliver or cause to be delivered to the Buyer any and all documentation evidencing Seller’s ownership of the JV Interests to be transferred to the Buyer and evidencing the transfer of the ownership of such JV Interests from the Seller to the Buyer.

ARTICLE 11

Conditions of Closing by the Seller

The obligations of the Seller hereunder are, at his option, subject to satisfaction, at or prior to the Closing Date, of each of the following conditions:

11.1. Governmental Consents. The Seller, the Buyer and the Company shall have made all the filings necessary under the laws of the British Virgin Islands and the United States and all applicable waiting periods with respect to each such filing (including extensions thereof) shall have expired or been terminated.

11.2. Adverse Proceedings. No order, decree or judgment of any court, agency or other governmental authority shall have been rendered against any party hereto which would render it unlawful, as of the Closing Date, to effect the transactions contemplated by this Agreement in accordance with its terms.

ARTICLE 12

Fees and Expenses

12.1. Expenses. Each party hereto shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement.

ARTICLE 13

Documents To Be Released at Closing

13.1. The Seller’s Documents. On the Closing Date, immediately before the wire transfer to be made at the Closing, the Seller or its counsel or other authorized representative shall release the following documents to the Buyer (unless such documents have been delivered to the Buyer prior to the Closing):

(a)
Resolutions of the Board of Directors of the Company and the Seller approving the execution and delivery of this Agreement and any other related documents and authorizing the consummation of the transactions contemplated hereby and thereby;

(b)
Any and all documentation evidencing Seller’s ownership of the JV Interests to be transferred to the Buyer and evidencing the transfer of the ownership of such JV Interests from the Seller to the Buyer.

(c)	All minutes books and all files and records pertaining to the business and operation of the Company that are in the possession of the Seller and its affiliates.

13.2. The Buyer’s Documents. On the Closing Date, the Buyer or its counsel or other authorized representative shall release the following to the Seller (unless such documents have been delivered to the Seller prior to the Closing):

(a)	The Purchase Price.

(b)
Resolutions of the Board of Directors of the Buyer approving the execution and delivery of this Agreement and any other related documents and agreements referred to herein and authorizing the consummation of the transactions contemplated hereby and thereby.

ARTICLE 14

Indemnification

14.1. The Seller’s Indemnities. Subject to the limitations set forth in this Article 14, the Seller hereby indemnifies, defends and holds the Buyer harmless with respect to any and all demands, claims, actions, suits, proceedings, assessments, judgments, costs, losses, damages, liabilities and expenses, including, without limitation, reasonable attorney’s fees (collectively, “Losses”), asserted against, resulting from, imposed upon or incurred by the Buyer directly or indirectly relating to or arising out of the inaccuracy of any representation or warranty, or the breach of any covenant or agreement, contained herein or in any document, instrument, or certificate delivered pursuant hereto.

14.2 The Buyer’s Indemnities. The Buyer hereby indemnifies, defends and holds the Seller harmless with respect to any and all Losses, asserted against, resulting from, imposed upon or incurred by the Seller directly or indirectly relating to or arising out of the inaccuracy of any representation or warranty, or the breach of any covenant or agreement, contained herein or in any instrument or certificate delivered pursuant hereto.

14.3. Rights. After the Closing Date, the indemnification provided in Sections 14.1 and 14.2 and any other indemnification expressly provided in this Agreement and in the terms of any other agreements or documents delivered pursuant to this Agreement will be the sole and exclusive remedy of the parties hereto with respect to any and all Losses incurred directly or indirectly because of or resulting from or arising out of or relating to this Agreement, the transactions contemplated hereby, the Company or its respective assets, liabilities and business (other than claims of, or causes of action arising from fraud and the breach by the Seller of covenants against competition, on confidentiality, on no shopping, cooperation, and publicity.)

14.4. Survival of Representations and Warranties. The representations, warranties, agreements and covenants contained herein will survive the Closing and the delivery of the documents evidencing the Seller’s ownership interest of the JV Interests and evidencing the transfer of ownership of the JV Interests to the Buyer.

14.5. Procedures

(a)
Promptly after the receipt by any party (the “Indemnified Party”) of notice of: (i) any claim, or (ii) the commencement of any action, proceeding or litigation (collectively, “Litigation”) which may entitle such party to indemnification under this Section, such party shall give the other party (the “Indemnifying Party”) written notice of such claim or the commencement of such claim or Litigation and shall permit the Indemnifying Party to assume the defense of any such Litigation. The failure to give the Indemnifying Party timely notice under this clause shall not preclude the Indemnified Party from seeking indemnification from the Indemnifying Party unless such failure has materially prejudiced the Indemnifying Party’s ability to defend such claim or Litigation.

(b)
If the Indemnifying Party assumes the defense of any such claim or Litigation with counsel reasonably acceptable to the Indemnified Party, the obligations of the Indemnifying Party as to such claim or Litigation shall be limited to taking all steps necessary in the defense or settlement of such claim or Litigation and to holding the Indemnified Party harmless from and against any losses, damages and liabilities caused by or arising out of any settlement approved by the Indemnifying party or any judgment in connection with such claim or Litigation; however, the Indemnified Party may participate, at its or his expense, in the defense of such claim or Litigation provided that the Indemnifying Party shall direct and control the defense of such claim or Litigation. The Indemnified Party shall cooperate and make available all books and records reasonably necessary and useful in connection with the defense. The Indemnifying Party shall not, in the defense of such claim of Litigation, consent to entry of any judgment, except with written consent of the indemnified Party, or enter into any settlement, except with the written consent of the Indemnified Party, which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such claim or Litigation.

(c)
If the Indemnifying Party shall not assume the defense of any such claim or Litigation, the Indemnified Party may, but shall have no obligation to, defend against such claim or Litigation in such manner as it may deem appropriate. The Indemnifying Party shall promptly reimburse the Indemnified Party for the amount of all reasonable expenses, legal or otherwise, incurred by the Indemnified Party in connection with the defense against or settlement of such claim or Litigation. If no settlement of the claim or Litigation is made, the Indemnifying party shall promptly reimburse the Indemnified Party for the amount of any judgment rendered with respect to such claim or in such Litigation and of all reasonable expenses, legal or otherwise, incurred by the Indemnified Party in the defense against such claim or Litigation.

(d)
Regardless of whether the Indemnifying Party shall have assumed the defense of any such claim or Litigation, the Indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such claim or Litigation without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld).

ARTICLE 17

Termination Rights

15.1. Termination. This Agreement may be terminated by either the Buyer or the Seller prior to the Closing, if the party seeking to terminate is not in material default or breach of this Agreement, upon written notice to the other upon the occurrence of any of the following: (i) by mutual written consent of the Buyer and the Seller; (ii) by the Buyer if any of the conditions set forth in Article 10 shall have become incapable of fulfillment, and shall not have been waived by the Buyer, or (iii) by the Seller if any of the conditions set forth in Article 11 shall have become incapable of fulfillment, and shall not have been waived by the Seller.

15.2. Liability. The termination of this Agreement under Section 15.1 shall not relieve any party of any liability for breach of this Agreement prior to the date of termination.

15.3. Effect of Termination. If this Agreement is terminated as described in Section 15.1, this Agreement shall become void and of no further force or effect, except for provisions of Sections 9.2, 9.3, 12.1, and15.3.

ARTICLE 16

Other Provisions

16.1. Specific Performance. Because irreparable damage would occur to any party hereto in the event the provisions of this Agreement are not performed in accordance with the terms hereof, each party hereto will be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

16.2. Further Assurances. After the Closing, the Seller shall from time to time, at the request of and without further cost or expense to the Buyer, execute and deliver such other instruments of conveyance and transfer and take such other actions as may reasonably be requested in order to more effectively consummate the transactions contemplated here by to vest in the Buyer good and marketable title to the JV Interests being transferred hereunder, and the Buyer shall from time to time, at the request of the Seller, execute and deliver such other instruments and take such other actions as may reasonably be requested in order to more effectively relieve the Seller of the obligations being assumed by the Buyer in connection therewith.

16.3. Amendment; Assignment. Neither this Agreement nor any term or provision, may be changed, waived, discharged or terminated orally, or in any manner other than by an instrument in writing signed by the Seller and Buyer. Neither party may assign this Agreement without the consent of the other party, except for transfers arising out of intestacy, descent and distribution and succession.

16.4. Binding Effect. This Agreement will bind and inure to the benefit of the respective parties, their successors and assigns, heirs and personal representatives.

16.5. Entire Agreement. This Agreement and any Exhibits hereto embody the entire agreement and understanding of the parties hereto and supersede any and all prior agreements, arrangements and understandings relating to the matters provided for herein. In the event of a conflict between the terms of this Agreement and any other agreement executed in connection herewith, the terms of this Agreement shall prevail. No amendment, waiver of compliance with any provision or condition hereof or consent pursuant to this Agreement shall be effective unless evidence by an instrument in writing signed by the party against whom enforcement of any waiver, amendment, change, extension or discharge is sought.

16.6. Headings. The headings set forth in this Agreement are for convenience only and will not control or effect the meaning or construction of provisions of this Agreement.

16.7. Payments. Neither the Buyer on the one hand nor the Seller, or the Company on the other has made any representation or warranty with respect to the tax treatment of consideration paid by the Buyer to the Seller in exchange for the JV Interests.

16.8. Governing Law. The construction and performance of this Agreement shall be governed by the laws of the State of New York without regard to conflict of laws provision that would differ to the laws of another jurisdiction.

16.9. Notices. Any notice, demand or request required or permitted to be given under the provisions of this Agreement shall be in writing and shall be deemed to have been duly delivered and received on the date of personal delivery or on the date of receipt, if mailed by registered or certified mail, postage prepaid and return receipt requested, or on the date of a stamped receipt, if sent by an overnight facsimile or facsimile transmission, and shall be addressed to the following addresses, or to such other address as any party may request, in the case of the Seller, by notifying the Buyer, and in the case of the Buyer, by notifying the Seller:

The Buyer:

Jinpan International Limited
560 Sylvan Avenue
Englewood Cliff, NJ 07632
Attention: Albert Sheng
Facsimile: (201) 227-0685

The Seller:

Haikou Jinpan Special Transformer Works
4th Plant, Jinpan American Industrial Park
Haikou City, Hainan Province, P.R.China
Attention: Gao Jingshan
Facsimile: 86-898-6681-3519

16.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Buyer
Jinpan International Limited

By:_______________________

Name: Li Zhiyuan

Title: CEO & Chairman, Board of Directors

The Seller
Haikou Jinpan Special Transformer Works

By:_________________________

Name: Gao Jingshan

Title: General Manager

Exhibit A

Wire Instructions